
EFES


03022537


SEC MAIL
PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION

File: 082-04144

June 02, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 2002 annual audited consolidated financial statements and the audit report prepared in accordance with the requirements of International Financial Reporting Standards (formerly referred to as the International Accounting Standards).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 6/11


ANADOLU GRUBU

File: 082-04144



FOR GENERAL RELEASE TO THE PUBLIC
MAY 30TH, 2003



THE EFES BEVERAGE GROUP (ANADOLU EFES) HAS RELEASED ITS FY2002 AUDITED CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IFRS

- CONSOLIDATED REVENUES GROW AT 15% TO 494 MILLION USD
- INTERNATIONAL BEER REVENUES UP BY 38% TO 160 MILLION USD
- CONSOLIDATED COP REMAINS AT SAME LEVEL AS 2002 AT 113 MILLION USD
- INTERNATIONAL BEER COP GROWS BY 29% TO 37 MILLION USD
- CONSOLIDATED NET INCOME GROWS FROM 6 MILLION USD TO 58 MILLION USD

Efes Beverage Group

- The Efes Beverage Group ("EBG") is a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia. The Group with an annual brewing capacity in excess of 1.6 billion liters, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity of over 360 million unit cases per year is one of the leading beverage systems in the region.

Consolidation Principles

- The audited consolidated financial statements of EBG for 2002 (in comparison with 2001) prepared in accordance with International Financial Reporting Standards ("IFRS"-previously referred to as "IAS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus 2001 TL figures are also restated as of 31.12.2002 in the audit report. On the other hand, in the attached financial results, 2001 figures are presented in USD without restatement for a better comparison.

- The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sinai (Efes Invest – international Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer distribution in Cyprus).

- The results of Interbrew Efes Brewery in Romania, a 50% JV of Efes Breweries International with Interbrew of Belgium, are consolidated on a proportionate basis. In other words 50% of the financial results of Interbrew Efes Brewery, including sales volume, have been accounted in both the audited consolidated financial statements as well as the financial results of the international beer operations.

- The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

- Coca-Cola Içecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29.

- EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the Turkish Beer Division in 2001 and 2002.

- For Efes Invest, the net effects of beer products that are distributed by the franchises, which were shown separately under the revenue and cost items in the previous financial statements, are presented under other operating income.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Therefore the sales volumes of such products are excluded from the sales volumes for 2002 and 2001. On the other hand, Turkmenistan franchise, 33% subsidiary of Efes Invest, is fully consolidated in 2001 and on equity basis in 2002.

- For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 9.3% in 2002, equity method is discontinued and it is carried as an investment in the consolidated financial statements.
- A brief summary of the USGAAP financial statements of CCI is presented as an attachment of this announcement. Following the restructuring of the Turkish Coca-Cola Bottling operations as a production company, CCI, and a sales & marketing company which became a wholly owned subsidiary of CCI, the special consumption tax, which has been previously included in the Net Sales and Cost of Goods Sold separately, are excluded from both lines in 2002 and 2001.

Sales Volumes

- As of end of 2002 our total beer sales volume reached 914 million liters (2001: 819 million liters), growing by 12% vs. 2001.
- **In Turkey**, following the serious turbulence of 2001, the economy started to recover albeit at a slower pace. However in 2002, despite the effects of the crisis especially on the disposable income of the Turkish consumers, sales volume of our Turkish beer operations increased by 5%, reaching 572 million litres (2001: 546 million litres), exceeding the pre-crisis sales volume levels. Despite competitive pressure, we finished the year with 76% market share and maintained our volume ratio vs competition at 3:1. The total sales volume of our Turkish beer operations, including the exported volumes, reached 596 million litres (2001: 569 million litres), posting a growth of 5% vs. 2001.
- Our **International Beer Operations** continued to grow substantially, consolidated sales volumes increasing by 27% in 2002 to reach 318 million liters (2001: 250 million liters). Consequently, the share of international beer volumes, including Turkey originated exports, which was 33% of our total beer sales volume in 2001, increased to 37% in 2002. In our Russian beer operations, constituting 66% of our international beer operations by volume, the impressive growth trend resumed throughout 2002, resulting in a 31% sales volume growth. "Stary Melnik"; captured the number 1 position in the Russian local premium beer segment with 20% market share, based on AC Nelsen as of December 2002. "Efes Pilsener" on the other hand; is also leading the licensed premium beer segment in Russia with 20% market share. In Kazakhstan, that delivers 14% of our total international beer sales volume, we have generated strong results by posting 28% volume growth in 2002. "Karagandiskoe" is the leader of the Kazakh beer market with 20% market share. Ukraine has delivered 70% volume growth in 2002 off a low base and constituted 4% of the total international beer sales volume. In Romania, "Interbrew Efes Brewery", our 50% JV with Interbrew, has grown by 7% by volume in 2002, with 9% share in the Romanian brewing industry.
- In the **International Coca-Cola Business**, although the level of economic well being is yet to reach the pre-Ruble crisis level, improvement in consumer disposable income levels has continued in our operating territories. Consolidated sales volume in Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in our international Coca-Cola operations, grew by 22% in 2002 to 17.8 million unit cases (2001: 14.6 million unit cases) after the exclusion of the distributed beer sales volume. Our average market share in the CSD segment in these territories increased to 43% in 2002 from 41% in 2001.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

- **CCI (Coca-Cola Business in Turkey)**, in which we are the largest local shareholder with 33% stake, posted a significant sales volume growth in 2002 at 11%, reaching 208 million unit cases (2001: 188 million unit cases), thereby maintaining its market share at the Turkish CSD market.

Net Sales Revenue

- For the year 2002, our consolidated net sales revenue increased to 494 million USD posting a 15% increase vs. 2001.
- In 2002, our Turkish beer operations generated 300 million USD consolidated net sales revenue, growing by 8% vs. 2001.
- Our international beer operations continued to deliver very strong results, consolidated net sales revenue reaching 160 million USD and growing by 38% in 2002.
- Our international Coca-Cola operations, consolidated net sales revenue reached 33.1 million USD in 2002. Excluding the Turkmenistan franchise, this represents a 10% increase from 30.1 million USD in 2001.
- Net sales revenue of CCI grew by 7% to 421 million USD in 2002.

Cash Operating Profit (COP)

- Albeit a challenging business environment, particularly in Turkey, in 2002 EBG maintained the consolidated COP level at 113.4 million USD, whereas COP generated by our domestic beer operations was 79.8 million USD, with a COP margin of 27%.
- COP of our international beer operations grew by 29% to 36.6 million USD in 2002, with 23% COP margin.
- Our international Coca-Cola operations started to realize positive contributions of the implemented operational and structural measures, with profitability improvement driven by sales volume growth. Thus COP increased from 1.6 million USD in 2001 to 4.2 million USD in 2002, COP margin reaching 13%.
- CCI, which is consolidated on equity basis, increased its COP to 74.7 million USD in 2002, with COP margin increasing from 16.7% in 2001 to 17.7% in 2002.

2003 Outlook

- Turkish beer business is expected to maintain its healthy operating margins and outperform the rate of the expected economic growth in FY 2003 as suggested by 13% sales volume growth in 1Q 2003 vs. 1Q 2002.
- In 2003, international beer business is expected continue its profitable growth with significant increases in volumes and developing margins, together with the inclusion of new operating territories. Sales volumes in 1Q 2003 grew by 28% vs. 1Q 2002.
- International Coca-Cola business is expected to improve the profitability levels while increasing CSD sales volume for 2003 as indicated by the 31% sales volume growth in 1Q 2003 vs. 1Q 2002.

You can view or download 2002 consolidated results of EBG (Anadolu Efes) prepared in accordance with the requirements of IFRS together with the footnotes and auditor's report from **http://www.efesbev.com/**

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr





ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the periods ended 31.12.2001 and 31.12.2002 (million USD)

	2001	2002
NET SALES	**428.6**	**494.4**
COST OF SALES	(214.7)	(237.0)
GROSS PROFIT	**213.9**	**257.4**
OPERATING EXPENSES	(156.7)	(206.6)
OPERATING INCOME	**57.2**	**50.8**
Financial income/(expense),net	2.4	(3.9)
Foreign Exchange Losses,net	(106.4)	(19.3)
Other income/(expense),net	(13.1)	(2.3)
Income/(expense) from associates	(10.4)	6.3
Monetary Gain/(Loss) - net	79.4	42.9
INCOME before tax and Minority Interest	**9.2**	**74.4**
PROVISION FOR TAXES	(8.2)	(19.2)
NET INCOME before Minority Interest	**1.0**	**55.2**
Minority Interest	4.9	3.0
NET INCOME	**6.0**	**58.3**
Cash Operating Profit (COP)	**113.8**	**113.4**

Note 1: 2001 figures are presented in 2001 USD terms.

Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division

Note 3: Coca-Cola Içecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 4: For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 9,3% in 2002, equity method is discontinued and it is carried as an investment.

Note 5: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 6: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

Note 7: Turkmenistan franchise, 33% subsidiary of Efes Invest, is fully consolidated in 2001 and on equity basis in 2002. The net effects of distributed beer products are presented under "Other Operating Income".

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr





ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED BALANCE SHEET as of 31.12.2001 and 31.12.2002 (million USD)
Prepared in accordance with IFRS

	2001	2002
CASH AND CASH EQUIVALENTS	41,6	57,9
TRADE RECEIVABLES, net	39,2	58,6
DUE FROM RELATED PARTIES	24,6	9,5
INVENTORIES	57,0	52,5
OTHER CURRENT ASSETS	14,6	24,6
TOTAL CURRENT ASSETS	**177,1**	**203,1**
INVESTMENT IN ASSOCIATES	51,1	68,5
OTHER INVESTMENTS	31,5	35,8
PROPERTY,PLANT,EQUIPMENT	357,5	393,5
INTANGIBLE ASSETS	1,0	1,6
GOODWILL	78,2	86,7
DEFERRED TAX ASSET, NON-CURRENT	4,7	1,6
OTHER NON-CURRENT ASSETS	15,7	19,6
TOTAL NON-CURRENT ASSETS	**539,6**	**607,4**
TOTAL ASSETS	**716,7**	**810,5**

	2001	2002
SHORT-TERM LOANS	42,1	36,0
CURRENT PORTION OF LONG-TERM DEBT	109,4	99,9
SHORT-TERM LEASE OBLIGATIONS	1,2	1,4
TRADE AND OTHER PAYABLES	58,9	60,6
DUE TO RELATED PARTIES	32,2	11,7
INCOME TAX PAYABLE	1,5	6,1
PROVISIONS	5,7	16,1
TOTAL CURRENT LIABILITIES	**251,2**	**231,9**
LONG-TERM DEBT – NET OF CURRENT PORTION	37,4	46,5
LONG-TERM PORTION OF LEASE OBLIGATIONS	1,0	1,2
EMPLOYEE BENEFITS OBLIGATIONS	8,5	9,4
DEFERRED TAX LIABILITY	29,1	29,2
OTHER NON-CURRENT LIABILITIES	12,3	13,8
TOTAL NON-CURRENT LIABILITIES	**88,4**	**100,1**
MINORITY INTEREST	61,6	73,9
TOTAL EQUITY	**315,6**	**404,6**
TOTAL LIABILITIES & S.HOLDERS EQUITY	**716,7**	**810,5**

Note 1: 2001 figures are presented in 2001 USD terms.

Note 2: Coca-Cola Içecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 9,3% in 2002, equity method is discontinued and it is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is fully consolidated in 2001 and on equity basis in 2002.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



FOR GENERAL RELEASE TO THE PUBLIC
MAY 30TH, 2003



BREAKDOWN OF THE SELECTED INCOME STATEMENT ITEMS BY DIVISION
Prepared in accordance with IFRS
for the periods ended 31.12.2001 and 31.12.2002 (million USD unless stated otherwise)

	2001	2002
Sales Volume (million lt)		
Turkey Beer (million lt)	569,3	596,4
International Beer (million lt)	249,9	317,5
International Coca-Cola (million unit cases)	14,6	17,8
Net Sales		
Turkey Beer	278,3	299,9
International Beer	116,0	160,1
International Coca-Cola	34,2	33,1
Gross Profit		
Turkey Beer	154,1	169,7
International Beer	52,4	75,8
International Coca-Cola	7,4	10,2
Operating Profit		
Turkey Beer	56,3	41,7
International Beer	16,1	21,8
International Coca-Cola	(3,1)	(0,3)

	2001	2002
Cash Operating Profit (COP)		
Turkey Beer	91,1	79,8
International Beer	28,5	36,6
International Coca-Cola	1,6	4,2
INCOME before Tax and Minority Interest		
Turkey Beer	31,1	43,6
International Beer	13,7	23,1
International Coca-Cola	(10,4)	(11,1)
NET INCOME before Minority Interest		
Turkey Beer	19,9	31,1
International Beer	18,8	17,3
International Coca-Cola	(15,7)	(12,8)
NET INCOME after Minority Interest		
Turkey Beer	19,9	31,1
International Beer	14,5	16,1
International Coca-Cola	(12,0)	(12,6)

Note 1: 2001 figures are presented in 2001 USD terms. Figures for Efes Breweries International and Efes Invest are obtained from the individual financial results prepared in accordance with IFRS.

Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is fully consolidated in 2001 and on equity basis in 2002. The net effects of distributed beer products are presented under "Other Operating Income".

Note 6: "Translation Loss" of Efes Invest is deducted after "Income Before Tax and Minority Interest"

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr





BREAKDOWN OF THE SELECTED BALANCE SHEET ITEMS BY DIVISION
Prepared in accordance with IFRS
as of 31.12.2001 and 31.12.2002 (million USD)

	2001	2002		2001	2002
Cash, Banks and Marketable Securities			**Trade & Other Payables**		
Turkey Beer	11,3	14,6	Turkey Beer	19,9	22,9
International Beer	24,6	39,0	International Beer	11,4	10,8
International Coca-Cola	5,7	3,9	International Coca-Cola	5,2	1,9
Trade Receivables, net			**Total Financial Debt**		
Turkey Beer	27,1	45,8	Turkey Beer	112,3	107,3
International Beer	4,6	10,0	International Beer	59,4	64,6
International Coca-Cola	6,2	2,7	International Coca-Cola	17,6	15,8
Inventories			**Shareholder's Equity**		
Turkey Beer	28,6	28,2	Turkey Beer	371,6	459,1
International Beer	17,3	17,4	International Beer	97,4	152,1
International Coca-Cola	11,0	6,8	International Coca-Cola	57,8	45,2
Property, Plant & Equipment, net			**Total Assets**		
Turkey Beer	137,9	152,0	Turkey Beer	575,4	683,7
International Beer	139,5	190,0	International Beer	205,2	283,0
International Coca-Cola	79,9	51,1	International Coca-Cola	111,8	79,5

Note 1: 2001 figures are presented in 2001 USD terms. Figures for Efes Breweries International and Efes Invest are obtained from the individual financial results prepared in accordance with IFRS.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is fully consolidated in 2001 and on equity basis in 2002.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY USGAAP FINANCIALS of
COCA-COLA IÇECEK (CCI)
As of and for the periods ended 31.12.2001 and 31.12.2002
(million USD unless stated otherwise)

	2001	2002
Sales Volume (million unit cases)	188	208
Net Sales	394	421
Cash Operating Profit (COP)	66	75

	2001	2002
Total Assets	443	440
Shareholder's Equity	258	265
Net Financial Debt	115	69

Note 1: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

Note 2: Net Sales exclude special consumption tax.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr